UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2019** AND ENDING **9/30/2020**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Norfolk Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 6th Avenue, 9th Floor

(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg   (212)-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	**Northridge**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Rotolo _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Norfolk Markets, LLC _____ , as

of September 30 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



ANTHONY PATRICK LUPO
Notary Public, State of New York
No. 01LU6345585
Qualified in Suffolk County
Commission Expires July 25, 20___24

_____ Signature

CEO _____
Title


10/30/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norfolk Markets, LLC

**Audit of Financial Statements
and Supplementary Information**

For the Year Ended September 30, 2020

Report Pursuant to Rule 17a-5 (d)

Norfolk Markets, LLC

Contents









ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members' of Norfolk Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the "Company") as of September 30, 2020, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
October 30, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$	154,933
Fees receivable		70,314
Security deposits		7,000
Prepaid expenses and other assets		5,522
TOTAL ASSETS	$	237,769

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	3,371
Bank loan payable		37,647
TOTAL LIABILITIES		41,018

Commitments and Contingencies

MEMBERS' EQUITY		196,751
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	237,769

The accompanying notes are an integral part of these financial statements.

Statement of Income (Loss)
For the Year Ended September 30, 2020

REVENUES:		
Commission income	$	256,100
Placement fee income		216,952
Total revenues		473,052
OPERATING EXPENSES:		
Professional fees		78,952
Salary and other compensation expenses		164,404
Employee benefits		5,250
Data service expense		35,621
Rent expense		40,350
Insurance expense		35,163
Dues and subscriptions		7,755
Regulatory fees		11,994
Travel and entertainment expense		2,646
Communications expense		1,705
State and local taxes		(6,000)
Office and other		11,106
Total operating expenses		388,946
NET INCOME	$	84,106

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Year Ended September 30, 2020

MEMBERS' EQUITY, October 1, 2019	$	187,645
Net income		84,106
Distributions		(75,000)
MEMBERS' EQUITY, September 30, 2020	$	196,751

Statement of Cash Flows
For the Year Ended September 30, 2020

OPERATING ACTIVITIES:		
Net income	$	84,106
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in fees receivable		945
Increase in security deposits		-
Decrease in prepaid expenses and other assets		5,889
Decrease in accounts payable and accrued expenses		(41,124)
Net cash provided by operating activities		49,816
FINANCING ACTIVITIES:		
Bank loan		37,647
Members' distributions		(75,000)
Net cash used in financing activities		(37,353)
NET DECREASE IN CASH		12,463
CASH AT OCTOBER 1, 2019		142,470
CASH AT SEPTEMBER 30, 2020	$	154,933
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for taxes	$	2,500
Cash paid during the year for interest	$	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
September 30, 2020

1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on May 4, 1999 as a Delaware Limited Liability Company. Its main office is located in New York City. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

The Company's revenue is primarily derived from fees for referring institutional customers to a broker dealer and from placement fees associated with raising capital.

Since the Company is a limited liability company, the Members are limited to their equity for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in checking and money market accounts held at financial institutions. The Company does not have any cash equivalents as of September 30, 2020.

c) Credit Risk
The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a major institution in order to minimize risk relating to exceeding insured limits. As of September 30, 2020, the Company's cash balance does not exceed the FDIC and SIPC insured limits.

d) Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers (Note 6).

Placement fee income is earned for raising capital in accordance with the terms of customer agreements. These revenues are recorded at the closing date of the underlying transaction, at which point the Company's performance obligations have been satisfied; the transaction price is fixed or reasonably determinable; and collection is relatively assured. Certain Placement fee engagements include additional distributive income after the initial closing of the transaction. Since this distribution income is based on the market value of the underlying investment, the income is variable and cannot be determined at the time of closing. The Company's policy is to record this revenue as soon as it can be calculated, which is normally at the end of each quarter, until the contracted period has been reached.

The Company records Commission income and associated Commission expense for referring institutional customers to a broker-dealer on a trade date basis, when the Company's performance obligations have been completed; the transaction price is fixed; and collection is relatively assured.

e) Income Taxes
No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the members' income tax returns. The Company is subject to NYC Unincorporated Business Tax ("UBT") and NYS LLC Tax.

Notes to Financial Statements
September 30, 2020

2. Summary of Significant Accounting Policies (Continued)

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Fees Receivable and Allowance for Doubtful Accounts:
Fees receivable are customer obligations due under agreed upon trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Management has reviewed fees receivable at September 30, 2020 and determined they are fully collectible, thus no reserve has been established.

3. Concentrations

Three major customers accounted for 100% of total revenues earned for the period October 1, 2019 to September 30, 2020. The loss of these customers could have a significant effect on the Company's ability to continue operations. One of the major customers accounted for substantially all of the placement fee income for the year. This income was received as distributive income for a placement completed in a prior year. The Company expects to continue to receive this revenue under the terms of its contract with the customer, until 2024.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

4. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. Management has determined there are no material uncertain income tax positions.

The Company is subject to New York City Unincorporated Business Tax ("UBT") and has paid estimated quarterly taxes for the year ended September 30, 2020. The Company has no unrecorded deferred income tax benefit or liability. It received a refund of $6,000 from a prior year.

5. Commitments and Contingencies

During the year ended September 30, 2019, the Company entered into an operating lease agreement for office space in New York City. The lease agreement called for monthly rent of $3,500 beginning June 2019 and will operate on a month to month basis, with a security deposit of $7,000.

Rent expense totaled $40,350 for the fiscal year ended September 30, 2020.

6. New Accounting Pronouncements

FASB ASC Topic 842 - Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending September 30, 2020. The adoption of ASC Topic 842 did not have a material impact on the Company's financial statements.

FASB ASC Topic 606 - Revenue Recognition
Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended September 30, 2020.

Notes to Financial Statements
September 30, 2020

6. New Accounting Pronouncements (Continued)

Under the new ASC Topic 606 revenue recognition standard, the remaining balance of Placement Fee income due to the Company under a contract completed in 2015 is required to be accrued at estimated net realizable value as of October 1, 2019. Placement Fee income under this contract amounted to $216,952 included in the Statement of Income (Loss) for the year ended September 30, 2020. Such Placement Fee income under this contract continues through December 31, 2024. Associated Commission Expense is paid to the registered representative under the Company's normal terms.

The Company's Placement Fee income under this contract is variable based upon a percentage calculation of the underlying assets under management, which are invested in an alternative investment fund primarily of debt obligations and credit products. The Company has concluded that it is unable to reasonably estimate the net realizable value of the remaining Placement Fee income payments due it through December 31, 2024 as a result of possible market fluctuations.

The Company has determined to continue recognizing Placement Fee income under this contract on a quarterly basis as realized. The Company believes that it is not possible to estimate whether this Placement Fee income through December 31, 2024 will be consistent with the noted $216,952 for the current year or any other amount.

7. Regulatory Requirement

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At September 30, 2020, the Company had net capital of $113,915, which is $108,915 in excess of the required net capital of $5,000 The percentage of aggregate indebtedness to net capital is 3% at September 30, 2020.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

8. Bank Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 2, 2020 and received the loan proceeds of $37,647 on May 4, 2020. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for

9. Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events which took place that would have a material impact on its financial statements.

Norfolk Markets, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
September 30, 2020

MEMBERS' EQUITY	$	196,751
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses and other assets		(5,522)
Security deposit		(7,000)
Fees receivable		(70,314)
NET CAPITAL	$	113,915
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable and accrued expenses		3,371
Total Aggregate Indebtedness	$	3,371
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	5,000
Minimum net capital required	$	225
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	5,000
Excess net capital	$	108,915
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	107,915
Percentage of aggregate indebtedness to net capital		3%

There are no material differences between the preceding
computation and the Company's corresponding unaudited Part IIA of
Form X-17A-5 as of September 30, 2020.

Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members' of Norfolk Markets, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Norfolk Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Norfolk Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Norfolk Markets, LLC stated that Norfolk Markets, LLC met the identified exemption provisions throughout the year ended September 30, 2020 without exception. Norfolk Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Norfolk Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
October 30, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com


Norfolk Markets, LLC
Exemption Report


Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Norfolk Markets LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the period from October 1, 2019 to September 30, 2020.

I, ___Timothy Rotolo___, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



Title: CEO